BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Administaff, Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing submission through the EDGAR-Link
System software, by E-Mail confirmation.


                         Sincerely,



                         Damian P. Reitemeyer

Enclosures











         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934
                 (Amendment No. 1 )*

                  Administaff, Inc.
    ______________________________________
                 NAME OF ISSUER:


           Common Stock (Par Value $.01)
   _______________________________________
            TITLE OF CLASS OF SECURITIES


                    007094105
    _______________________________________
                    CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages









CUSIP No. 007094105                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS

     Bankers Trust Corporation and its wholly owned subsidiary, Bankers Trust Company. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation and its wholly owned subsidiary, Bankers Trust Company are New
     York corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES


BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING


 PERSON        8. SHARED DISPOSITIVE POWER
   WITH





















CUSIP No. 007094105           Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9







12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK

CUSIP No. 007094105             Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             Administaff, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL
EXECUTIVE                          OFFICES:

             19001 Crescent Springs Drive
             Kingwood, TX  77339-3802

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation and its
             wholly owned subsidiary Bankers
             Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS
OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and
             Bankers Trust Company are
             corporations incorporated in the
             State of New York with their
             principal business offices located
             in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the
             Companys Common Stock $.01 par
             value per share.

Item 2(e)    CUSIP NUMBER:

             007094105

CUSIP No. 007094105                  Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:
          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.







Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:



          (b)  Percent of Class (1):




























CUSIP No. 007094105                     Page 6 of 8 Pages

(c)  Number of shares as to which the following have:

           (i)  sole power to vote or to direct the
                   vote -




           (ii)  shared power to vote or to direct the
                   vote -




          (iii) sole power to dispose or to direct the disposition of -





          (iv) shared power to dispose or to direct the disposition of -





Item 5       OWNERSHIP OF FIVE PERCENT OR LESS
             OF A CLASS:

           If this statement is being filed to
           report the fact that as of the date
           hereof the reporting person has
           ceased to be the beneficial owner of
           more than five percent of the class
           of securities, check the following
          [X].




















CUSIP No. 007094105            Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT
             ON BEHALF OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION
             OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY
             THE PARENT HOLDING COMPANY:

               See item 3 above.


Item 8       IDENTIFICATION AND CLASSIFICATION
             OF MEMBERS OF THE GROUP:

             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.
























CUSIP No. 007094105                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to
          the best of my knowledge and belief,
          the securities referred to above were
          acquired and are held in the ordinary
          course of business and were not
          acquired for the purpose of and do not
          have the effect of changing or
          influencing the control of the issuer
          of such securities and were not
          acquired in connection with or as a
          participant in any transaction having
          such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the
best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                           Exhibit A


      Bankers Trust Company is a direct wholly owned subsidiary of Bankers Trust


            Bankers Trust Corporation

                        |
                        |
                      100%
                        |
              Bankers Trust Company